MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

August 9, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  The MFS Trusts listed in Appendix A hereto (each a “Trust”) - Proxy Materials

Ladies and Gentlemen:

Enclosed for filing on behalf of each Trust pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T are definitive copies of a Proxy Statement, Notice of Meeting to Shareholders, and forms of Proxy to be used in connection with a Meeting of Shareholders of each Trust.

The Meeting is scheduled for August 31, 2012 and is being called for the purposes described in the Notice of Special Meeting of Shareholders filed herewith. Definitive versions of the proxy materials are intended to be released to security holders on or about August 9, 2012.

Please direct any comments or questions regarding the enclosed materials to me at (617) 954-4085.

Very truly yours,

/s/ THOMAS H. CONNORS
Thomas H. Connors
Vice President and
Senior Counsel

Enclosures

Appendix A

MFS Trusts

MFS California Municipal Fund (File Nos. 333-84993; 811-9537)

MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754)

MFS High Yield Municipal Trust (File Nos. 333-77261; 811-4992)

MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785)

MFS Municipal Income Trust (File Nos. 33-8850; 811-4841)